Exhibit 99.1

Exhibit 99.1

Income

Consolidated Performance

Operating profit of non-steel sectors and consolidated net margin improved

Revenue

Operating Profit

Net Profit

16,953

16,488

(billion KRW)

15,739

1,288

(billion KRW)

1,065

1,062

(billion KRW)

229

466

723

Operating Margin

7.6%

6.5%

6.7%

Net Margin

1.3%

2.8%

4.6%

2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q

(billion KRW)

Revenue

Operating Profit

Net Profit

‘11.3Q ‘12.2Q ‘12.3Q ‘11.3Q‘12.2Q ‘12.3Q ‘11.3Q ‘12.2Q ‘12.3Q

Steel

14,260

13,582

13,263

1,211

1,057

834 266 568 663

Non-Steel

10,396 10,700 10,677 149 221 302 16 154 446

Trading

6,968 6,966 6,463,73 95 78 21 101 269

E&C

1,988 1,967 2,414, 18 32 103 43 1 110

Energy

478 730 629 43 42 63 26 14 22

ICT

211 227 271 5 3 12 7 1 9

Chem/Mat’l/Others

750 810 900 46 49 46 25 37 36

Based on the aggregation of each sector

3/25

Financial Structure

Consolidated Performance

Liability to equity ratio was lowered with debt reduction

Assets

Liabilities

Equity

(billion KRW)

(billion KRW)

(billion KRW)

77,935

79,851

79,662

37,727

38,306

37,453

40,208

41,544

42,209

Liability to Equity

93.8%

92.2%

88.7%

Return on Equity

2.3%

4.5%

6.9%

2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q

(billion KRW)

Assets Liabilities Equity

‘11.3Q ‘12.2Q ‘12.3Q ‘11. 3Q‘12.2Q ‘12.3Q ‘11.3Q ‘12.2Q ‘12.3Q

Steel

67,156 69,116 69,635 23,363 23,221 23,161 43,793 45,895 46,474

Non-steel

27,136 29,013 29,707 19,719 20,347 20,217 7,417 8,639 9,491

Trading

12,948 12,612 12,209 10,649 9,745 9,100 2,298 2,867 3,110

E&C

7,925 9,286 10,232 4,885 6,027 6,651 3,041 3,259 3,581

Energy

2,864 3,292 3,377 2,192 2,394 2,235 672 898 1,142

ICT

670 893 878 402 581 561 268 312 316

Chem/Mat’l/Others

2,729 2,930 3,011 1,591 1,627 1,670 1,138 1,303 1,342

Based on the aggregation of each sector

4/25